Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, development projects in Canada and a stream on gold production from a development property in Chile. For the first quarter of 2016, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) combined to produce 90,811 gold ounces, 25.4 million pounds of copper and 0.4 million silver ounces, providing the Company with a solid start to the year.

New Gold’s production costs remained competitive compared to the broader gold mining space as New Gold had total cash costs(1) of $354 per gold ounce sold and all-in sustaining costs(1) of $758 per gold ounce sold in the first quarter of 2016. We believe New Gold continues to further establish itself as one of the lowest cost producers in the industry.

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FINANCIAL HIGHLIGHTS

New Gold maintains a strong liquidity position with total available liquidity of $551 million, comprised of $298 million in cash and cash equivalents and $178 million available for drawdown under the Company’s $300 million revolving credit facility, each as at March 31, 2016, and $75 million representing the second instalment of the deposit to be paid in connection with the Company’s stream agreement relating to the Rainy River project.

1.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion & Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in the MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of the MD&A.
2.	Payment of the $75 million second instalment of the stream deposit is expected to be received in mid-2016, subject to certain conditions.
3.	Of the $300 million credit facility, $121.7 million is utilized for letters of credit as at March 31, 2016.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Operating information
Gold production (ounces)	90,811	94,977
Gold sales (ounces)	86,031	92,398
Average realized price ($/ounce)(1)	1,206	1,229
Total cash costs per gold ounce sold ($/ounce)(1)	354	486
All-in sustaining costs per gold ounce sold ($/ounce)(1)	758	1,014
Financial Information
Revenue	154.5	168.9
Net earnings (loss)	26.8	(43.8)
Adjusted net loss(1)	(0.3)	(4.9)
Cash generated from operations	61.5	69.8
Cash generated from operations before changes in non-cash operating working capital(1)	62.1	67.4
Cash and cash equivalents	298.3	365.8
Capital expenditures (sustaining capital) (1)	22.4	37.8
Capital expenditures (growth capital) (1)	85.0	31.4
Share Data
Earnings (loss) per basic share ($)	0.05	(0.09)
Adjusted net loss per basic share(1) ($)	$nil	(0.01)

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Contents

OPERATING HIGHLIGHTS	2
FINANCIAL HIGHLIGHTS	3
OUR BUSINESS	5
OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5
CORPORATE DEVELOPMENTS	10
CORPORATE SOCIAL RESPONSIBILITY	10
OUTLOOK FOR 2016	12
KEY PERFORMANCE DRIVERS	12
FINANCIAL RESULTS	16
REVIEW OF OPERATING MINES	20
DEVELOPMENT AND EXPLORATION REVIEW	29
FINANCIAL CONDITION REVIEW	33
NON-GAAP FINANCIAL PERFORMANCE MEASURES	40
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	50
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	52
CONTROLS AND PROCEDURES	53
CAUTIONARY NOTES	54

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and 2015 and New Gold’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at April 27, 2016. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico and development projects in Canada. The Company’s principal operating assets consist of the New Afton gold-copper Mine in Canada (“New Afton”), the Mesquite gold Mine in the United States (“Mesquite”), the Peak Mines gold-copper Mine in Australia (“Peak Mines”) and the Cerro San Pedro gold-silver Mine in Mexico (“Cerro San Pedro”). In addition, New Gold’s principal development projects are its 100%-owned Rainy River (“the Rainy River project”) and Blackwater (“the Blackwater project”) projects, both in Canada. In addition, the Company owns a 4% stream on gold production from the El Morro property located in Chile (“El Morro gold stream”).

New Gold’s operating portfolio is diverse both geographically and in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. With a strong liquidity position, a simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

	Three months ended March 31
	2016	2015
Operating information
Gold (ounces):
Produced (1)	90,811	94,977
Sold (1)	86,031	92,398
Copper (millions of pounds):
Produced (1)	25.4	23.0
Sold (1)	25.3	22.1
Silver (millions of ounces):
Produced (1)	0.4	0.4
Sold (1)	0.4	0.3
Average realized price (1) (2):
Gold ($/ounce)	1,206	1,229
Copper ($/pound)	2.14	2.59
Silver ($/ounce)	14.72	16.65
Total cash costs per gold ounce sold ($/ounce) (2)(3)	354	486
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	758	1,014
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	641	729
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(3)	898	1,069
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper Revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper Revenue were treated as co-products, co-product total cash costs for the three months ended March 31, 2016 would be $7.58 per silver ounce (2015 – $9.76) and $1.26 per pound of copper (2015 -$1.68) and co-product all-in sustaining costs for the three months ended March 31, 2016 would be $10.72 per silver ounce (2015 - $14.37) and $1.72 per pound of copper (2015 - $2.40).

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Gold production for the three months ended March 31, 2016 was 90,811 ounces, compared to 94,977 ounces in the prior-year period. Higher production from New Afton, Mesquite and Peak Mines partially offset planned lower production from Cerro San Pedro, which is in its final year of active mining.

Gold sales were 86,031 ounces for the three months ended March 31, 2016, compared to 92,398 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced.

Copper production for the three months ended March 31, 2016 was 25.4 million pounds compared to 23.0 million pounds produced in the prior-year period. Higher copper production from New Afton, reflecting increased mill throughput, was partially offset by lower copper production at Peak Mines.

Copper sales were 25.3 million pounds for the three months ended March 31, 2016 compared to 22.1 million pounds in the prior-year period. Copper sales volumes were higher than the prior-year period as a result of higher production.

Silver production for the three months ended March 31, 2016 was 0.4 million ounces, consistent with 0.4 million ounces in the prior-year period.

Total cash costs per gold ounce sold, net of by-product sales, were $354 per ounce for the three months ended March 31, 2016 compared to $486 per ounce in the prior-year period. The decrease in cash costs relative to the prior-year period was primarily driven by lower operating costs due to the depreciation of the Canadian and Australian dollars relative to the U.S. dollar, increased copper sales volumes, and the Company’s ongoing cash flow optimization initiatives, which was partially offset by lower by-product credits as a result of lower average realized metal prices.

All-in sustaining costs per gold ounce sold were $758 per ounce for the three months ended March 31, 2016, compared to $1,014 ounce in the prior-year period. The decrease in all-in sustaining costs relative to the prior-year period was driven by the decrease in cash costs noted above and lower sustaining capital expenditures.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

For the three months ended March 31, 2016, capital expenditures on the Rainy River project totalled $82.2 million, compared to $19.0 million in the prior-year period. The increased activity during the period resulted in the project team achieving many project advancements: notably, the erection and enclosure of the grinding building; the completion of the assembly of the initial mine fleet; and major progress for site earthworks and concrete placement. For a detailed project update please refer to the “Development and Exploration Review” section of this MD&A.

The Company has continued its exploration success. The Company’s exploration efforts during the first quarter of 2016 were centered on New Afton and the Peak Mines. At New Afton, the primary objective of the Company’s 2016 program is to test the potential to extend the C-zone mineralization laterally to the west and the first phase of this drilling is nearing completion. At the Peak Mines, the Company is drill testing multiple targets. The program at the Chronos and Anjea zones, which were discovered in 2015, is focused on resource delineation. At the same time, the Company is also completing reconnaissance drill testing of earlier stage targets along the nine kilometre Peak Mines corridor. The Company expects to provide a more detailed update on its exploration initiatives, including drill results, in mid-2016.

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FINANCIAL HIGHLIGHTS

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
FINANCIAL INFORMATION
Revenue	154.5	168.9
Operating margin (1)	72.6	69.3
Earnings from mine operations	15.0	14.2
Net earnings (loss)	26.8	(43.8)
Adjusted net loss(1)	(0.3)	(4.9)
Cash generated from operations	61.5	69.8
Cash generated from operations before changes in non-cash operating working capital (1)	62.1	67.4
Capital expenditures (sustaining capital) (1)	22.4	37.8
Capital expenditures (growth capital) (1)	85.0	31.4
Total assets	3,735.6	3,907.7
Cash and cash equivalents	298.3	365.8
Long-term debt	788.0	876.9

Share Data
Earnings (loss) per share:
Basic ($)	0.05	(0.09)
Diluted ($)	0.05	(0.09)
Adjusted net loss per basic share ($) (1)	$nil	(0.01)
Share price as at March 31 (TSX – Canadian dollars)	4.85	4.25
Weighted average outstanding shares (basic) (millions)	509.6	508.6
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Revenue was $154.5 million for the three months ended March 31, 2016, compared to $168.9 million in the prior-year period. The $14.4 million, or 9%, decrease in revenue was attributable to the combined impact of a $14.1 million decrease driven by lower metal prices and a $0.3 million decrease in metal sales volumes. The average realized prices for the three months ended March 31, 2016 were $1,206 per gold ounce, $2.14 per pound of copper and $14.72 per silver ounce, compared to $1,229 per gold ounce, $2.59 per pound of copper and $16.65 per silver ounce in the prior-year period.

Earnings from mine operations were $15.0 million for the three months ended March 31, 2016, compared to $14.2 million in the prior-year period. Earnings from mine operations were consistent with the prior-year period despite lower realized metal prices as a result of lower operating expenses. The Company’s total production expenses (operating expenses before production expenses capitalized and change in inventory and work-in-progress as per Note 3 of the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and 2015) have decreased from the prior-year period as a result of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and the Company’s ongoing cash flow optimization initiatives.

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The Company’s net earnings were $26.8 million or $0.05 per basic share for the three months ended March 31, 2016, compared to a net loss of $43.8 million or $0.09 per basic share in the prior-year period. Other gains and losses included a foreign exchange gain of $33.9 million for the three months ended March 31, 2016, compared to a foreign exchange loss of $36.0 million in the prior-year period. The foreign exchange movements are primarily due to the loss on translation of the non-monetary assets and liabilities denominated in currencies other than the U.S. dollar. Other gains and losses also included an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $15.1 million. The Company’s net earnings were also impacted by reduced finance costs in the current period. For the three months ended March 31, 2016, finance costs were $4.6 million compared to $10.8 million in the prior-year period as more interest was capitalized to the Rainy River project in the current period.

Adjusted net loss for the three months ended March 31, 2016 was $0.3 million or $nil per basic share, compared to $4.9 million or $0.01 per basic share in the prior-year period. Adjusted net loss was impacted by reduced corporate administration and reduced finance costs as the Company has capitalized more interest to its qualifying development properties than in the prior-year period.

Cash generated from operations for the three months ended March 31, 2016 was $61.5 million compared to $69.8 million in the prior-year period. Cash generated from operations was negatively impacted by lower average realized metal prices and lower gold sales volumes. Despite lower average realized metal prices, the Company’s operating margin increased compared to the prior-year period due to the benefit of decreased operating expenses as a result of the Company’s ongoing cash flow optimization efforts. Additionally, cash generated from operations in the prior-year period benefitted from an income tax refund of $7.4 million.

Cash and cash equivalents were $298.3 million as at March 31, 2016 compared to $335.5 million as at December 31, 2015. For the three months ended March 31, 2016, cash generated from operations of $61.5 million and $10.3 million due to the impact of foreign exchange on cash and cash equivalents were offset by cash used by financing activities of $0.3 million and cash used in investing activities of $108.7 million (which includes $22.4 million of sustaining capital expenditures and $85.0 million of growth capital expenditures, primarily on the Rainy River project).

In the current period, the Company had entered into gold price option contracts covering 270,000 ounces of New Gold’s remaining 2016 production (“gold price option contracts”). The Company entered into the gold price option contracts in order to further increase cash flow certainty as the Company invests in the continued construction of the Rainy River project, which is expected to begin production in mid-2017. For further information, please refer to the “Corporate Developments” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy is to continue strong operational execution at its current assets while pursuing disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position while continually reviewing strategic alternatives with the view of maximizing long-term shareholder value. New Gold’s objective is to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

On March 8, 2016 New Gold announced that the Company had entered into gold price option contracts covering 270,000 ounces of New Gold’s remaining 2016 production. New Gold purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. The gold price option contracts will cover 30,000 ounces of gold per month for nine months beginning in April 2016. The net cost of entering into the gold price option contracts was $2.1 million. In aggregate, the gold price option contracts provide the Company a guaranteed floor price of $1,200 per ounce while also providing exposure to further increases in the gold price up to $1,400 per ounce, for 270,000 ounces of New Gold’s production. New Gold entered into the gold price option contracts to further increase cash flow certainty as the Company invests in the continued construction of the Rainy River project, which is expected to begin production in mid-2017.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

Environmental and community HIGHlights for Q1 2016

•	New Gold was the top-rated Canadian mining company and fifth overall by Corporate Knights in the 2016 Future 40 Responsible Corporate Leaders in Canada ranking.
•	Cerro San Pedro continues to work with communities as we move toward closure by supporting an entrepreneurship program, including a local fair to encourage small business. This has been directly responsible for at least one new small business, four business expansions and employment for 17 people.
•	Rainy River continues to work with local communities and First Nations and other Aboriginal partners during the project’s construction phase.

As a participant and supporter of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

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New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of its employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. New Gold believes that its people are its most valued assets. The Company strives to create a culture of inclusiveness that begins at the top and is reflected in its hiring, promotion and overall human resources practices. New Gold encourages tolerance and acceptance in worker-to-worker relationships. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use or to an alternative land use determined through consultation with local stakeholders.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with Indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. New Gold aims to foster open communication with local residents and community leaders and strives to partner in the long-term sustainability of those communities. The Company believes that by thoroughly understanding the people, their histories, and their needs and aspirations, we can engage in a meaningful and sustainable development process.

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OUTLOOK FOR 2016

New Gold is pleased to reiterate its guidance for 2016 as follows:

	Gold Production	Copper Production	Silver Production(3)	Total Cash Costs(1) (2)	All-in Sustaining Costs(1) (2)
	(thousands of ounces)	(millions of pounds)	(millions of ounces)	(per gold ounce sold)	(per gold ounce sold)
New Afton	90 - 100	75 - 85	-	($335) - ($295)	$95 - $135
Mesquite	130 - 140	-	-	$590 - $630	$1,015 - $1,055
Peak Mines	80 - 90	6 - 8	-	$800 - $840	$1,020 - $1,060
Cerro San Pedro	60 - 70	-	1.3 - 1.5	$755 - $795	$765 - $805
Total	360 - 400	81 - 93	1.6 - 1.8	$435 - $475	$825 - $865
1.	Net of by-product silver and copper Revenue.
2.	For details on the key assumptions, which apply to all 2016 and 2017 production and cost guidance figures contained in this MD&A, refer to “Total Cash Costs and All-in Sustaining Costs per Gold Ounce Sold” below.
3.	New Afton and the Peak Mines are expected to contribute a total of approximately 0.3 million ounces of silver production in 2016.

Assumptions used in 2016 guidance include by-product pricing assumptions of $2.00 per pound of copper and $14.00 per ounce of silver. Assumptions used for the Canadian dollar, Australian dollar and Mexican peso are exchange rates of $1.40, $1.40 and MXN18.00 to the U.S. dollar, respectively.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of operating mines produced 90,811 gold ounces for the three months ended March 31, 2016, compared to 94,977 gold ounces in the prior-year period. For the three months ended March 31, 2016, total cash costs and all-in sustaining costs, net of by-product sales, were $354 and $758 per gold ounce sold, respectively. For the three months ended March 31, 2015, total cash costs and all-in sustaining costs, net of by-product sales, were $486 and $1,014 per gold ounce sold, respectively.

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Commodity Prices

Gold prices

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the current period, the Company entered into gold price option contracts to match its 2016 production in order to further increase cash flow certainty and reduce exposure to fluctuations in gold price. The Company purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. Please refer to the “Corporate Developments” section of this MD&A for further details.

For the three months ended March 31, 2016, New Gold’s average realized gold price was $1,206 per ounce compared to the London Bullion Market Association (“LBMA”) p.m. average gold price of $1,181 per ounce. New Gold achieved a higher realized gold price compared to the LBMA p.m. average primarily as a result of provisionally priced sales settling in the quarter at a higher price than recorded in previous months and the mark-to-market of unsettled ounces at the end of the period.

As a low cost producer, we believe New Gold is in a strong position to operate both in a low gold price environment and to take advantage of higher gold prices through the Company’s existing operations and growth projects.

Copper prices

For the three months ended March 31, 2016, New Gold’s average realized copper price was $2.14 per pound, which was consistent with the average London Metals Exchange copper price of $2.12 per pound.

Silver prices

For the three months ended March 31, 2016, New Gold’s average realized silver price was $14.72 per ounce compared to the LBMA p.m. average silver price of $14.83 per ounce. The average realized silver price was lower than the market price due to the timing of sales.

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Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while Revenue are predominantly generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, the Rainy River project and the Blackwater project, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The spot Canadian dollar strengthened against the spot U.S. dollar by approximately 6% from December 31, 2015 to March 31, 2016. The average Canadian dollar weakened against the average U.S. dollar by approximately 11% during the first quarter of 2016 when compared to the first quarter of 2015. A weaker Canadian dollar decreases costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of the capital costs are denominated in Canadian dollars.

The spot Australian dollar strengthened against the spot U.S. dollar by approximately 5% from December 31, 2015 to March 31, 2016. The average Australian dollar weakened against the average U.S. dollar by approximately 9% during the first quarter of 2016 when compared to the first quarter of 2015. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines.

The spot Mexican peso against the spot U.S. dollar as at March 31, 2016 remained consistent with December 31, 2015. The average Mexican peso weakened against the U.S. dollar by approximately 21% during the first quarter of 2016 when compared to the first quarter of 2015. A significant portion of costs at Cerro San Pedro are incurred in U.S. dollars and, as such, the movement in the Mexican peso exchange rate is not a significant driver of U.S. dollar-denominated costs.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three months ended March 31, 2016 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

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Economic Outlook

The LBMA p.m. spot gold price increased by approximately 17% during the first quarter of 2016. Gold has benefitted from lowered market expectations for the trajectory of increases in US interest rates. Economic data has been varied and global markets remain volatile, with the result that the pace of interest rate rises is now anticipated to be more gradual than previously assumed, and gold has reacted strongly during 2016 to date. As a low cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL RESULTS

Summary of Quarterly Financial Results

Revenue

Revenue for the three months ended March 31, 2016 was $154.5 million compared to $168.9 million in the prior-year period. The $14.4 million, or 9%, decrease in revenue for the three months ended March 31, 2016 was attributable to the combined impact of a $14.1 million decrease driven by lower metal prices and a $0.3 million decrease in metal sales volumes. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

Operating expenses were $81.9 million for the three months ended March 31, 2016 compared to $99.6 million in the prior-year period. The Company’s total production costs (operating expenses before production expenses capitalized and change in inventory and work-in-progress as per Note 3 of the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and 2015) have decreased to $100.8 million from $118.6 million in the prior-year period. The reduction in New Gold’s consolidated production costs reflects the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar and the benefit of the Company’s cash flow optimization efforts.

Depreciation and depletion

Depreciation and depletion was $57.6 for the three months ended March 31, 2016, consistent with $55.1 million in the prior-year period. Higher depreciation and depletion at New Afton, Mesquite and Peak Mines was partially offset by lower depreciation and depletion at Cerro San Pedro.

Earnings from mine operations

Earnings from mine operations for the three months ended March 31, 2016 were $15.0 million, consistent with $14.2 million in the prior-year period. Lower operating expenses were offset by lower realized metal prices and gold sales volumes.

Corporate administration and share-based payment expenses

Corporate administration costs were $5.7 million for the three months ended March 31, 2016, compared to $6.0 million in the prior-year period. These costs were positively impacted by the Company’s cash flow optimization efforts and the weaker Canadian dollar as the Company’s corporate office is located in Canada.

Share-based compensation costs were $3.0 million for the three months ended March 31, 2016, compared to $2.1 million recognized in the prior-year period. The increase was primarily driven by the appreciation of the Company’s share price in the current year, which resulted in higher share-based compensation costs for the Company’s cash-settled share-based payment arrangements.

Exploration and business development

Exploration and business development expense was $2.5 million for the three months ended March 31, 2016, compared to $1.1 million in the prior-year period. Expensed exploration in the current period was primarily incurred at Peak Mines. The prior-year period included expensed exploration costs primarily incurred at Peak Mines and the Blackwater project. Exploration costs at the Rainy River project were capitalized to mineral interest in both current and prior-year periods.

Capitalized exploration costs were $1.8 million for the three months ended March 31, 2016 compared to $2.8 million in the prior-year period. Capitalized exploration in the current period was primarily incurred at the Peak Mines, the New Afton C-zone and the Rainy River project. The prior-year period included capitalized exploration primarily incurred at the Peak Mines and the Rainy River project. The decrease in capitalized exploration costs was due to reduced exploration activity at the Rainy River project as compared to the prior-year period.

16

Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Share purchase warrants

For the three months ended March 31, 2016, the Company recorded a loss of $0.4 million compared to a gain of $4.5 million in the prior-year period relating to share purchase warrants. The Company’s functional currency is the U.S. dollar, however, the share purchase warrants are denominated in Canadian dollars and are therefore treated as a derivative liability. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings.

Gold stream obligation

For the three months ended March 31, 2016, the Company had an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $15.1 million included within other gains and losses and an unrealized loss of $6.8 million included within other comprehensive income related to the change in the risk adjusted discount rate used to value this obligation and the increase in gold prices.

Gold price option contracts

During the first quarter of 2016, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. Derivative instruments are fair valued at the end of each reporting period. The Company has not applied hedge accounting to these derivative transactions. For the three months ended March 31, 2016, the Company recognized a gain on the revaluation of this derivative instrument of $3.3 million within other gains and losses.

Foreign exchange

For the three months ended March 31, 2016, the Company recognized a foreign exchange gain of $33.9 million compared to a foreign exchange loss of $36.0 million in the prior-year period. Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation of both the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax recovery for the three months ended March 31, 2016 was $5.7 million compared to an income tax expense of $6.8 million in the prior-year period, reflecting an effective tax rate of 27% for the first quarter of 2016 compared to 18% in the prior-year period. The primary reason for the change in the unadjusted effective tax rate is the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the three months ended March 31, 2016, the Company recorded a foreign exchange gain of $33.9 million on non-monetary assets and liabilities as compared to a foreign exchange loss of $36.0 million in the prior-year period with no associated tax impact. The effect on the tax rate is higher in the first quarter of 2016, primarily as a result of the weakening of the spot U.S dollar from December 31, 2015 to March 31, 2016.

On an adjusted net (loss) earnings basis, the adjusted tax recovery for the three months ended March 31, 2016 was $0.5 million, compared to an adjusted tax expense of $0.7 million in the prior-year period. The adjusted tax recovery excludes the impact of foreign exchange, the loss on revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts.

17

Net earnings (loss)

For the three months ended March 31, 2016, the Company had net earnings of $26.8 million, or $0.05 per basic share. This compares with a net loss of $43.8 million, or $0.09 per basic share in the prior-year period.

Adjusted net loss

For the three months ended March 31, 2016, adjusted net loss was $0.3 million or $nil per basic share, compared to $4.9 million or $0.01 per basic share in the prior-year period.

The net earnings have been adjusted, including the associated tax impact, for costs in “Other gains (losses)” on the unaudited condensed consolidated income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write-downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

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Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Operating information
Gold production (ounces)	90,811	131,719	122,580	86,442	94,977	105,992	93,367	89,460	91,317
Gold sales (ounces)	86,031	133,005	115,695	87,754	92,398	104,224	88,168	84,736	94,052

Revenue	154.5	199.0	177.3	167.7	168.9	188.1	169.3	178.1	190.5

Net earnings (loss) per share:	26.8	(157.8)	(157.8)	9.4	(43.8)	(431.9)	(59.6)	16.2	(1.8)
Basic ($)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)	0.03	0.00
Diluted ($)	0.05	(0.02)	(0.31)	0.02	(0.09)	(0.86)	(0.12)	0.03	0.00

Adjusted net (loss) earnings per share:	(0.4)	2.6	(8.5)	(1.3)	(4.9)	13.4	5.4	8.2	18.2
Basic ($)	$nil	0.01	(0.02)	(0.00)	(0.01)	0.03	0.01	0.02	0.04
Diluted ($)	$nil	0.01	(0.02)	(0.00)	(0.01)	0.03	0.01	0.02	0.04

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

19

REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton gold-copper Mine is located near Kamloops, British Columbia, Canada. The mine is a large underground gold-copper deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton Mine as well as 118 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2015, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.1 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 971 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

AT-A-GLANCE

2016 GUIDANCE:

Gold: 90,000 - 100,000 ounces

copper: 75 - 85 million pounds

Total cash costs/oz: ($335) - ($295)

ALL-IN SUSTAINING COSTS/OZ: $95 - $135

Q1 2015 Production:

Gold: 25,068 Ounces

copper: 22.4 million pounds

Total cash costs/oz: ($641)

ALL-IN SUSTAINING COSTS/OZ: ($268)

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Operating information
Ore mined (thousands of tonnes)	1,554	1,209
Ore processed (thousands of tonnes)	1,388	1,216
Average grade:
Gold (grams/tonne)	0.69	0.76
Copper (%)	0.87	0.90
Recovery rate (%):
Gold	81.8	80.1
Copper	84.6	81.7
Gold (ounces):
Produced (1)	25,068	23,912
Sold (1)	25,131	22,880
Copper (millions of pounds):
Produced (1)	22.4	19.6
Sold (1)	22.0	19.0
Silver (millions of ounces):
Produced (1)	0.1	0.1
Sold (1)	0.1	0.1
Average realized price (1)(2):
Gold ($/ounce)	1,196	1,257
Copper ($/pound)	2.13	2.58
Silver ($/ounce)	14.78	15.96
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(641)	(834)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(268)	(359)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	487	494
Copper ($/pound)	0.87	1.01
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	631	667
Copper ($/pound)	1.12	1.37

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Financial Information:
Revenue	70.6	72.6
Operating margin(2)	46.2	47.9
Earnings from mine operations	11.3	14.6
Capital expenditures (sustaining capital) (2)	8.9	10.6
Capital expenditures (growth capital) (2)	1.0	9.0
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Quarterly operating results

Production

For the three months ended March 31, 2016, New Afton produced 25,068 gold ounces compared to 23,912 gold ounces in the prior-year period and produced 22.4 million pounds of copper compared to 19.6 million pounds of copper in the prior-year period. The increase in gold production was primarily due to the combined benefit of a 14% increase in mill throughput and a 2% increase in gold recovery more than offsetting a planned decrease in gold grade. As a result of the successful completion of the mill expansion in mid-2015, New Afton’s average mill throughput during the first quarter of 2016 was 15,250 tonnes per day.

The increase in copper production was primarily due to the combined benefit of higher mill throughput and a 3% increase in copper recovery. Copper grade remained in line with the prior-year period.

Revenue

For the three months ended March 31, 2016, revenue was $70.6 million compared to $72.6 million in the prior-year period. The $2.0 million, or 3%, decrease in revenue was attributed to the impact of an $11.6 million decrease driven by lower metal prices, partially offset by a $9.6 million increase as a result of higher metal sales volumes. The average realized gold price for the three months ended March 31, 2016 was $1,196 per gold ounce compared to $1,257 per gold ounce in the prior-year period. The average realized copper price for the three months ended March 31, 2016 was $2.13 per pound of copper compared to $2.58 per pound of copper in the prior-year period.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 19,100 ounces of gold and 34.3 million pounds of copper. Exposure to these movements in market metal prices is reduced by 18,400 ounces of gold swaps and 32.4 million pounds of copper swaps outstanding as at March 31, 2016, with settlement periods ranging from May 2016 to June 2016.

Earnings from mine operations

For the three months ended March 31, 2016, New Afton generated $11.3 million in earnings from mine operations compared to $14.6 million in the prior-year period. These differences were primarily driven by the impact of production and revenue described above, partially offset by the benefit of the weaker Canadian dollar on operating costs and the Company’s ongoing cash flow optimization initiatives.

21

Total cash costs and all-in sustaining costs

For the three months ended March 31, 2016, total cash costs per gold ounce sold, net of by-product sales, were ($641) per ounce compared to ($834) per ounce in the prior-year period. The increase in costs was primarily attributable a $2 million, or $281 per ounce, decrease in by-product revenue relative to the prior-year period as the benefit of higher copper sales volumes was more than offset by the decrease in the realized price. All-in sustaining costs per gold ounce sold were ($268) per ounce compared to ($359) per ounce in the prior-year period with the increase primarily attributable to the increase in total cash costs, which was partially offset by a decrease in sustaining capital expenditures compared to the prior-year period.

Capital expenditures

For the three months ended March 31, 2016, capital expenditures totalled $9.9 million, of which $8.9 million related to sustaining capital and $1.0 million related growth capital. This compares to $19.6 million in the prior-year period, of which $10.6 million related to sustaining capital and $9.0 million related to growth capital. In both the current period and the prior-year period, sustaining capital expenditures primarily related to mine development costs and the dam raise projects. The decrease in growth capital expenditures was as a result of the completion of the mill expansion in the second quarter of 2015.

Impact of foreign exchange on operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. The value of the U.S. dollar for the three months ended March 31, 2016 averaged $1.37 against the Canadian dollar compared to $1.24 in the prior-year period, resulting in a positive impact on cash costs of $131 per gold ounce sold.

Exploration activities

During the first quarter of 2016 an underground drilling program commenced at New Afton to test the potential to expand the C-zone block cave mineral reserve to the west beyond its currently defined limits with the goal of expanding the mineral reserve to improve the economics of the C-zone expansion. The Company expects to provide a more detailed update on its exploration initiatives, including drill results, in mid-2016.

22

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2015, the mine had 1.5 million ounces of Proven and Probable gold Mineral Reserves and 831,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

AT-A-GLANCE

2016 GUIDANCE:

Gold: 130,000 - 140,000 ounces

Total cash costs/oz: $590 - $630

ALL-IN SUSTAINING COSTS/OZ: $1,015 - $1,055

Q1 2016 Production:

Gold: 27,371 ounces

Total cash costs/oz: $626

ALL-IN SUSTAINING COSTS/OZ: $1,101

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	5,233	1,498
Waste mined (thousands of tonnes)	10,363	13,779
Ratio of waste to ore	1.98	9.20
Average grade:
Gold (grams/tonne)	0.37	0.32
Gold (ounces):
Produced (1)(2)	27,371	25,687
Sold (1)	24,929	27,834
Average realized price (3):
Gold ($/ounce)	1,202	1,216
Total cash costs per gold ounce sold ($/ounce) (3)	626	889
All-in sustaining costs per gold ounce sold ($/ounce) (3)	1,101	1,708

FINANCIAL INFORMATION
Revenue	30.0	33.8
Operating margin(3)	14.7	9.4
Earnings from mine operations	5.8	1.3
Capital expenditures (sustaining capital)(3)	11.5	22.5
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Quarterly operating results

Production

For the three months ended March 31, 2016, gold production at Mesquite was 27,371 ounces compared to 25,687 ounces in the prior-year period. The increase in production relative to the prior-year period was primarily attributable to a 250% increase in ore tonnes placed on the leach pad as the focus in the first quarter of 2015 was on waste stripping. The significant increase in ore tonnes mined and placed in the first quarter is expected to benefit Mesquite’s gold production in future quarters.

23

Revenue

For the three months ended March 31, 2016, revenue was $30.0 million compared to $33.8 million in the prior year. The $3.8 million, or 11%, decrease in revenue for the three months ended March 31, 2016 was attributed to the combined impact of a $0.3 million decrease driven by lower metal prices and a $3.5 million decrease in metal sales volumes. The average realized gold price for the three months ended March 31, 2016 was $1,202 per ounce compared to $1,216 per ounce in the prior-year period.

Earnings from mine operations

For the three months ended March 31, 2016, Mesquite generated $5.8 million in earnings from mine operations compared to $1.3 million in the prior-year period. The increase in earnings from mine operations is attributable to lower operating expenses as a result of lower diesel prices partially offset by lower Revenue.

Total cash costs and all-in sustaining costs

Total cash costs for the three months ended March 31, 2016 were $626 per ounce compared to $889 per ounce in the prior-year period with the decrease primarily attributable to higher production and lower diesel prices. All-in sustaining costs per gold ounce sold were $1,101 for the three months ended March 31, 2016 compared to $1,708 in the prior-year period. The decrease in all-in sustaining costs was primarily attributable to lower cash costs and sustaining capital expenditures in the current period.

Capital expenditures

For the three months ended March 31, 2016, capital expenditures totalled $11.5 million, all of which is sustaining capital, compared to $22.5 million in the prior-year period. The decrease was as a result of lower capitalized waste stripping expenditures and additional spending in the prior-year period as a result of the leach pad expansion conducted in 2015.

Exploration activities

No exploration activities were conducted at Mesquite during the first quarter of 2016.

24

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was originally built by Rio Tinto Plc and commenced production in 1992. At December 31, 2015, the mine had 267,000 ounces of Proven and Probable gold Mineral Reserves and 82 million pounds of Proven and Probable copper Mineral Reserves, with 440,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 94 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of Peak Mines’ operating results is provided below:

AT-A-GLANCE

2016 GUIDANCE:

Gold: 80,000 – 90,000 ounces

copper: 6 – 8 million pounds

Total cash costs/oz: $800 - $840

ALL-IN SUSTAINING COSTS/OZ: $1,020 - $1,060

Q1 2016 Production:

Gold: 19,596 ounces

copper: 3.0 million pounds

Total cash costs/oz: $780

ALL-IN SUSTAINING COSTS/OZ: $1,024

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Operating information
Ore mined (thousands of tonnes)	170	172
Ore processed (thousands of tonnes)	163	178
Average grade:
Gold (grams/tonne)	3.72	3.55
Copper (%)	0.91	0.96
Recovery rate (%):
Gold	94.1	92.7
Copper	92.2	89.6
Gold (ounces):
Produced (1)	19,596	19,428
Sold (1)	17,149	19,729
Copper (millions of pounds):
Produced (1)	3.0	3.4
Sold (1)	3.3	3.0
Average realized price (2):
Gold ($/ounce)	1,250	1,225
Copper ($/pound)	2.20	2.66
Silver ($/ounce)	14.08	18.13
Total cash costs per gold ounce sold (2)(3)	780	846
All-in sustaining costs per gold ounce sold (2)(3)	1,024	1,189

FINANCIAL INFORMATION
Revenue	27.7	31.5
Operating margin (2)	7.5	7.0
Loss from mine operations	(5.5)	(4.0)
Capital expenditures (sustaining capital) (2)	1.7	5.8
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If copper revenue were treated as a co-product, the average total cash costs at Peak Mines for the three months ended March 31, 2016 would be $887 per gold ounce (2015 - $928) and 1.67 per pound of copper (2015 - $2.15). All-in sustaining costs on a co-product basis would be $1,068 per gold ounce (2015 -$1,181) and $1.98 per pound of copper (2015 -$2.71).

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Quarterly operating results

Production

For the three months ended March 31, 2016, Peak Mines produced 19,596 gold ounces, consistent with 19,428 gold ounces produced in the prior-year period as the impact of the decrease in tonnes processed was offset by an increase in gold grade. Copper production for the period was 3.0 million pounds of copper compared to 3.4 million pounds of copper in the prior-year period, as the impact of the decrease in tonnes processed and a slight decrease in copper grade was only partially offset by a 2% increase in copper recovery.

Revenue

For the three months ended March 31, 2016, revenue was $27.7 million compared to $31.5 million in the prior-year period. The $3.8 million, or 12%, decrease in revenue was attributed to the combined impact of a $1.2 million decrease driven by lower metal prices and a $2.6 million decrease as a result of reduced metal sales volumes. The average realized gold price was $1,250 per ounce for the three months ended March 31, 2016 compared to $1,225 per ounce in the prior-year period. The average realized copper price was $2.20 per pound compared to $2.66 per pound in the prior-year period.

At the end of the period, Peak Mines’ exposure to the impact of movements in market metal prices for provisionally priced contracts was 4,900 ounces of gold and 4.7 million pounds of copper. Exposure to these movements in market metal prices was reduced by 4.4 million pounds of copper swaps outstanding at the end of the period, with settlement periods ranging from May 2016 to August 2016.

Earnings (loss) from mine operations

For the three months ended March 31, 2016, Peak Mines generated a $5.5 million loss from operations compared to $4.0 million in the prior-year period. The loss from operations for the three months ended March 31, 2016 was primarily attributable to lower average realized gold and copper prices and lower sales volumes, partially offset by the benefit of the weaker Australian dollar on operating costs and the Company’s ongoing cash flow optimization initiatives.

Total cash costs and all-in sustaining costs

For the three months ended March 31, 2016, total cash costs per gold ounce sold, net of by-product sales, were $780 per ounce compared to $846 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $1,024 per ounce for the three months ended March 31, 2016 compared to $1,189 in the prior-year period. The decrease in cash costs were primarily due to the depreciation of the Australian dollar relative to the U.S. dollar. By-product Revenue remained consistent with the prior-year period as an increase in copper sales volumes offset the decrease in the average realized price. The decrease in all-in sustaining costs were a result of the decrease in cash costs described above and the decrease in sustaining capital expenditures.

Capital expenditures

For the three months ended March 31, 2016, capital expenditures totalled $1.7 million, all of which is sustaining capital, compared to $5.8 million in the prior-year period. The decrease in capital expenditures is a result of reductions in capital development as there was loader and truck purchases in the prior-year period and a reduction in capitalized exploration. Capital expenditures are related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. The value of the U.S. dollar for the three months ended March 31, 2016 averaged $1.38 against the Australian dollar compared to $1.27 in the prior-year period, resulting in a positive impact on cash costs of $109 per gold ounce sold.

26

Exploration Activities

During the first quarter of 2016, exploration at the Peak Mines operation continued to focus on delineating mineral resources in the Chronos and Anjea zones as well as earlier stage prospects along the Peak Mine Corridor. Results of this work continue to offer good potential to extend the long-term life of the Peak Mines operation. The Company expects to provide a more detailed update on its exploration initiatives in mid-2016.

Cerro San Pedro Mine, San Luis Potosí, Mexico

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. At December 31, 2015, the mine had 13,000 ounces of Proven and Probable gold Mineral Reserves and 419,000 ounces of Proven and Probable silver Mineral Reserves. A summary of Cerro San Pedro’s operating results is provided below:

AT-A-GLANCE

2016 GUIDANCE:

Gold: 60,000 – 70,000 ounces

silver: 1.3 – 1.5 million ounces

Total cash costs/oz: $755 - $795

ALL-IN SUSTAINING COSTS/OZ: $765 - $805

Q1 2016 Production:

Gold: 18,776 ounces

SILVER: 0.3 MILLION OUNCES

Total cash costs/oz: $934

ALL-IN SUSTAINING COSTS/OZ: $952

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	1,691	3,174
Waste mined (thousands of tonnes)	2,104	4,922
Ratio of waste to ore	1.24	1.55
Average grade:
Gold (grams/tonne)	0.38	0.40
Silver (grams/tonne)	11.24	20.16
Gold (ounces)
Produced (1)(2)	18,776	25,950
Sold (1)	18,822	21,956
Silver (millions of ounces)
Produced (1)(2)	0.3	0.3
Sold (1)	0.3	0.3
Average realized price (3):
Gold ($/ounce)	1,185	1,219
Silver ($/ounce)	14.77	16.67
Total cash costs per gold ounce sold ($/ounce) (3)(4)	934	1,027
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	952	1,041

FINANCIAL INFORMATION
Revenue	26.2	31.0
Operating margin (3)	4.2	5.0
Earnings from mine operations	3.4	2.3
Capital expenditures (sustaining capital)(3)	0.2	0.3
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.

27

3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If the silver revenue were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended March 31, 2016 would be $972 per gold ounce (2015 - $1,053) and $12.11 per silver ounce (2015 - $14.40). For the three months ended March 31, 2016, all-in sustaining costs on a co-product basis would be $987 per gold ounce (2015 - $1,066) and $12.31 per silver ounce (2015 - $14.57).

Quarterly operating results

Production

For the three months ended March 31, 2016, Cerro San Pedro’s gold production was 18,776 ounces compared to 25,950 ounces in the prior-year period. The planned decrease in production was primarily attributable to a decrease in ore tonnes mined and placed on the leach pad due to Cerro San Pedro being in its final year of active mining. Gold grade and recovery remained consistent with the prior-year period. Silver production was 0.3 million ounces for the three months ended March 31, 2016, consistent with 0.3 million ounces in the prior-year period.

Revenue

For the three months ended March 31, 2016, revenue was $26.2 million compared to $31.0 million in the prior-year period. The $4.8 million, or 15%, decrease in revenue for the three months ended March 31, 2016 was attributable to the combined impact of a $3.6 million decrease in metal sales volumes and a $1.2 million decrease driven by lower metal prices. The average realized gold price for the three months ended March 31, 2016 was $1,185 per ounce compared to $1,219 per ounce in the prior-year period. The average realized silver price for the three months ended March 31, 2016 was $14.77 per ounce compared to $16.67 per ounce in the prior-year period.

Earnings (loss) from mine operations

For the three months ended March 31, 2016, Cerro San Pedro generated earnings from mine operations of $3.4 million compared to $2.3 million in the prior-year period. Earnings from mine operations were positively impacted by lower operating expenses and depreciation and depletion when compared to the prior-year period.

Total cash costs and all-in sustaining costs

For the three months ended March 31, 2016, total cash costs per gold ounce sold were $934 per ounce compared to $1,027 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold were $952 per ounce for the three months ended March 31, 2016 compared to $1,041 in the prior-year period. Cash costs and all-in sustaining costs per gold ounce sold were positively impacted by the depreciation of the Mexican peso relative to the U.S. dollar, partially offset by lower by-product credits as a result of lower average realized silver prices.

Capital expenditures

For the three months ended March 31, 2016, capital expenditures totalled $0.2 million, all of which was sustaining capital. This is consistent with sustaining capital expenditures of $0.3 million incurred in the prior-year period.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of MXN15.0 to the U.S. dollar for the three months ended March 31, 2015 to MXN18.0 to the U.S. dollar for the three months ended March 31, 2016. This had a positive impact on cash costs of $229 per gold ounce sold.

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DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

GOLD: 3.8 MILLION OUNCES

SILVER: 9.4 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 2.6 MILLION OUNCES

SILVER: 9.3 MILLION OUNCES

The Rainy River project enhances New Gold’s growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Rainy River is expected to generate significant gold production growth for New Gold at costs below the Company’s 2016 guidance for all-in sustaining costs. Relative to the Company’s consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The Company looks forward to advancing the Rainy River project and providing further updates on its development.

Project advancement

Rainy River – Q1 2016 Key PROJECT UPDATES

•	Overall construction progress is currently over 30% complete
•	Plant site earthworks over 90% complete
•	Concrete placement over 50% complete
•	Grinding building fully enclosed with steel erection in progress on process building
•	Installation of mechanical, piping, electrical and instrumentation in grinding building began in April
•	Power line construction is 85% complete
•	Construction of water and tailings management facilities impacted by ground conditions
•	Assembly of initial mine fleet complete
•	Material moved for mine development on target
•	No Lost Time Incidents since New Gold acquired the project in 2013

During the first quarter of 2016, work progressed on engineering, procurement and construction of the project.

The construction of the process facilities and the pre-production mining activities are both advancing well. The grinding building is fully enclosed and the team is positioned to commence installation of the mechanical, piping, electrical and instrumentation equipment, with the first mill shell scheduled to be installed later in the second quarter. Construction of the process building is also progressing with the final structural steel truss ready to be installed. In the first quarter, the mine operations team moved approximately 2.4 million tonnes of waste and overburden at costs 9% below budget. The team continues to increase the mining rate with a project-to-date record set in April of approximately 65,000 tonnes moved in one day.

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During the course of the construction of the water management facility, New Gold identified discrete areas where the strength of the foundation is less than was estimated for the original designs. Based on the analysis completed to date, which includes the results of additional geotechnical drilling, the Company’s remediation plan is expected to include the addition of rock toe buttresses at the base of the water management berms where required. New Gold further extended its supplemental geotechnical drilling with a focus on the foundations of the tailings management facility. Based on the results received to date, one section of the starter dam, which represents approximately 30% of the initial structure, is expected to be redesigned to incorporate flatter slope angles and wick drains. The planned improvements to the design of the water and tailings management facilities require amendments to existing permits. The Company expects to apply for the amendment for the water management facility in early May and the amendment for the tailings management facility early in the third quarter, and resume construction on the facilities immediately after receiving the respective approvals.

As construction of the processing facilities and other components of the project remains ongoing and on schedule, and based on the expected adjustments to the permitting and construction schedule for the water and tailings management facilities, the Company continues to target first production at Rainy River in mid-2017. New Gold estimates the additional costs associated with the improvements to the facilities to total approximately $35 million, with the balance of the project costs remaining consistent with the $877 million estimate outlined at New Gold’s February 2016 Investor Day.

Permitting activities

In January 2015, the Canadian Environmental Assessment Agency granted Federal environmental regulatory approval and the Ontario Ministry of Environment and Climate Change granted Provincial environmental regulatory approval for the Rainy River project.

Key construction-related permits have subsequently been issued by the Ontario Ministry of Environment & Climate Change as well as the Ontario Ministry of Natural Resources & Forestry. As noted above, the Company expects to apply for amendments to certain existing permits. Receipt of additional provincial construction and operations phase permits is progressing in line with the project development schedule.  New Gold continues to work closely with Environment Canada towards obtaining the required mine waste Schedule 2 authorization, which is expected to be received in 2017.

Exploration

During the first quarter of 2016 exploration efforts at Rainy River were directed toward the continued identification and prioritization of areas of prospective gold mineralization within several kilometres of the central mine development area.

Environmental and community activities

New Gold holds Participation or Impact Benefit Agreements with Naicatchewenin & Rainy River First Nations, Big Grassy First Nation, communities of the Fort Frances Chiefs Secretariat and the Metís Nation of Ontario. The Participation or Impact Benefit Agreements provide for how the local First Nation and Métis communities will benefit from the development of the Rainy River project and throughout the life of the mine. New Gold continues to meet with all its Aboriginal partners. New Gold also sends out regular newsletters on Rainy River to all communities in the Rainy River District and parts of the Kenora District. Other engagement activities include community presentations, communication with local neighbors and regular communication with the local municipality.

Project costs and outlook

As of March 31, 2016, approximately 70% of total development capital costs had been incurred or committed. Of the outstanding commitments approximately $90 million are for contracts with fixed price and quantities, with approximately $90 million related to contracts with fixed unit prices.

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For the three months ended March 31, 2016, capital expenditures at the Rainy River project totalled $82.2 million which includes $81.9 million for development capital costs with the remainder primarily for exploration. This compares to $19.0 million in the prior-year period.

As the Company plans to spend approximately $500 million on the development of Rainy River in 2016, spending in the remaining three quarters of the year is expected to increase when compared to the first quarter. The focus of the 2016 development activities is on the construction of the processing facilities and supporting infrastructure as well as the initial stripping of the open pit. Key construction activities include: installation of mechanical, piping, electrical and instrumentation, completion of the power line, completion of the water management ponds, and commencement of construction of the tailings dam.

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold and silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During the first quarter of 2016, no exploration activities were conducted at Blackwater following the Company’s decision to temporarily suspend exploration activities in order to direct financial resources toward other opportunities.

AT-A-GLANCE

AS AT DECEMBER 31, 2015

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of reserves)

Gold: 1.3 MILLION OUNCES

SILVER: 7.8 MILLION OUNCES

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the first quarter of 2016:

•	The Provincial and Federal environmental assessment public review started January 2016, with approvals anticipated in late 2016 to early 2017.
•	A joint Provincial and Federal environmental assessment public comment period was held, including community open houses.
•	Continued key engineering studies for advancement of post-environmental assessment approval permits.
•	Continued discussions with key First Nations on Participation Agreements.

Project costs

For the three months ended March 31, 2016, capital expenditures totaled $1.8 million compared to $2.0 million in the prior-year period. Expenditures in the current period related to the continued advancement of the environmental assessment process and related environmental and engineering studies.

New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton. Following from the 2015 scoping study, New Gold completed detailed technical studies and site investigation work for a feasibility study evaluating mining the C-zone extension.

AT-A-GLANCE AS AT DECEMBER 31, 2015 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 1.05 MILLION OUnces copper: 816 million pounds

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In the first quarter of 2016, New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone mineral reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work expected to be completed in 2016 includes additional exploration drilling, permit amendment preparation and submission, mine optimization and planning reviews. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Project update and costs

During the first quarter of 2016, New Afton proceeded with an exploration drilling program, permit amendments and continued baseline environmental work. For the three months ended March 31, 2016, project capital expenditures totalled $1.0 million, which includes exploration drilling expenditures of $0.8 million and project development expenditures of $0.2 million.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

	As at March 31	As at December 31
(in millions of U.S. dollars)	2016	2015
balance sheet information
Cash and cash equivalents	298.3	335.5
Other current assets	284.6	279.1
Non-current assets	3,152.7	3,060.9
Total assets	3,735.6	3,675.5

Current liabilities	159.2	147.3
Non-current liabilities excluding long-term debt	654.9	641.0
Long-term debt	788.0	787.6
Total liabilities	1,602.1	1,575.9
Total equity	2,133.5	2,099.6
Total liabilities and equity	3,735.6	3,675.5

Assets

Total assets were $3,735.6 million as at March 31, 2016 compared to $3,675.5 million as at December 31, 2015. The increase in total assets is primarily attributable to growth capital expenditures at the Rainy River project.

Cash and cash equivalents

The change in cash and cash equivalents was primarily driven by the increase in growth capital expenditures at the Rainy River project as $82.2 million was spent during the first quarter of 2016. This was partially offset by operating cash flows generated during the current period.

Cash generated from operations for the three months ended March 31, 2016 of $61.5 million and $10.3 million from the impact of foreign exchange on cash and cash equivalents was offset by cash used in investing activities of $108.7 million (which includes $22.4 million of sustaining capital expenditure and $85.0 million of growth capital expenditure) and cash used by financing activities of $0.3 million.

Current assets

Other current assets primarily consist of trade and other receivables, inventories and prepaid expenses. Other current assets were $284.6 million as at March 31, 2016, consistent with other current assets of $279.1 million as at December 31, 2015.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. For the three months ended March 31, 2016, the Company spent $107.4 million primarily focused on continued project advancement at Rainy River, and sustaining capital expenditure at the Company’s operating sites.

Liabilities

Total liabilities were $1,602.1 million as at March 31, 2016, compared to $1,575.9 million as at December 31, 2015. The increase in liabilities is primarily attributable to the increase in fair value of the gold stream obligation and increase in trade and other payables at the Rainy River project where development activity on the project has increased.

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Non-current liabilities

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities.

Reclamation and closure cost obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term discounted portion of the liability as at March 31, 2016 was $71.4 million compared to $67.5 million as at December 31, 2015. The increase was primarily due to the decrease in the discount rates and the strengthening of the Canadian and Australian dollar relative to the U.S. dollar from December 31, 2015 to March 31, 2016. The Company intends to spend $1.4 million in the next year on reclamation activities, and the remainder in future periods.

Long-term debt and other contractual obligations

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. As at March 31, 2016, the Company had $788.0 million in long-term debt compared to $787.6 million as at December 31, 2015. Long-term debt as at March 31, 2016 includes senior unsecured notes.

On July 20, 2015 the Company entered into a $175 million streaming transaction with RGLD Gold Ag, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The gold stream obligation is accounted for as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the condensed consolidated income statements and condensed consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. However, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the four consecutive quarters ended June 30, 2017.

On April 5, 2012, the Company issued $300.0 million of senior unsecured notes (“2020 Unsecured Notes”). As at September 30, 2015 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 of each year.

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at September 30, 2015 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2020 and 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (EBITDA to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants with respect to the Company’s 2020 and 2022 Unsecured Notes.

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The Company holds a $300.0 million revolving credit facility (the “Credit Facility”) which expires on August 14, 2019. The Credit Facility also provides the Company with the option to draw an additional $50.0 million above and beyond the base $300.0 million, subject to lender participation. Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio (EBITDA to interest) and the maximum leverage ratio (net debt to EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

The Company regularly reviews its expected financial commitments and financial resources to evaluate covenant compliance. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of the Rainy River project as currently contemplated within the financial covenants provided in the Credit Facility. However, in order to provide additional flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar relative to the U.S. dollar, on February 17, 2016, the Company amended the Credit Facility to vary the maximum leverage ratio from 3.5 : 1.0. Specifically, for the quarter ending September 30, 2016, the maximum leverage ratio will increase to 4.0 : 1.0, and for the next three quarters, the maximum leverage ratio will increase to 4.5 : 1.0. Following that period, the maximum leverage ratio will return to 3.5 : 1.0.

Significant financial covenants applicable as at March 31, 2016 and December 31, 2015 are as follows:

	Three months ended March 31		Year ended December 31
Applicable Financial Covenant		2016	2015
financial covenants
Minimum interest coverage ratio (EBITDA to interest)	> 3.0 : 1	5.0 : 1	5.1 : 1
Maximum leverage ratio (net debt to EBITDA)	< 3.5 : 1	2.3 : 1	2.0 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.62% as at March 31, 2016 (December 31, 2015 – 0.62%).

As at March 31, 2016, the Company had not drawn any funds under the Credit Facility; however, the Credit Facility has been used to issue letters of credit of $121.7 million as at March 31, 2016 (December 31, 2015 - $115.9 million). No new letters of credit have been issued in the current period, with the increase due to the appreciation of the Canadian and Australian dollars relative to the U.S. dollar. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

Current and Deferred Income Taxes

The net deferred income tax liability decreased from $275.5 million as at December 31, 2015 to $233.1 million as at March 31, 2016. The change is mainly driven by the impact of foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the three months ended March 31, 2016, the Company recorded a foreign exchange gain of $30.7 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

The net current income tax receivable balance was $12.7 million as at March 31, 2016, consistent with $13.0 million as at December 31, 2015.

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Liquidity and Cash Flow

As at March 31, 2016, the Company had cash and cash equivalents of $298.3 million compared to $335.5 million at December 31, 2015. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated statements of cash flows, are summarized in the following table for the three months ended March 31, 2016 and 2015:

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
cash flow information
Cash generated from operating activities	61.5	69.8
Cash used in investing activities (sustaining capital expenditure and other) (1)	(23.7)	(37.4)
Cash used in investing activities (growth capital expenditure) (1)	(85.0)	(31.4)
Cash used in financing activities	(0.3)	0.1
Effect of exchange rate changes on cash and cash equivalents	10.3	(5.8)
Change in cash and cash equivalents	(37.2)	(4.7)
1.	We use certain non-GAAP financial performance measures throughout our MD&A. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating Activities

Cash generated from operating activities for the three months ended March 31, 2016 was $61.5 million compared to $69.8 million in the prior-year period. Cash generated from operations in the prior-year period benefitted from an income tax refund of $7.4 million.

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Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was higher than in the prior-year period, with the Company spending $108.7 million during the first quarter of 2016 compared to $68.8 million in the prior-year period. Investing activities during the period primarily focused on continued project advancement at Rainy River. Investing activities in the prior-year period focused on project advancement at Rainy River, the mill expansion at New Afton and the leach pad expansion and stripping projects at Mesquite.

The following table summarizes the capital expenditures (mining interests per the unaudited condensed consolidated statements of cash flows) for the three months ended March 31, 2016 and 2015:

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
CAPital EXpenditures by site
New Afton	9.9	19.6
Mesquite	11.5	22.5
Peak Mines	1.7	5.8
Cerro San Pedro	0.2	0.3
Rainy River	82.2	19.0
Blackwater	1.8	2.0
Corporate	0.1	-
Total Capital Expenditures	107.4	69.2

Financing Activities

Cash used by financing activities of $0.3 million was primarily due to the effect of interest paid and financing initiation costs, net of cash proceeds from stock options exercised.

The Company’s March 31, 2016 cash balance of $298.3 million together with the receivable for Royal Gold’s second instalment under the stream agreement of $75.0 million (the receipt of which is subject to the satisfaction of certain conditions and is expected to be received mid-year 2016) and the $178.3 million available for drawdown under New Gold’s revolving credit facility provide the Company with approximately $551 million of liquidity, in addition to the net cash the Company’s operating mines are expecting to generate.

In the opinion of management, the Company’s liquidity position as at March 31, 2016, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis and the remaining development capital expenditure at the Rainy River project. The Company has outstanding notes in the principal amount of $300 million maturing in 2020 and $500 million maturing in 2022.  Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with mine plans, and successful construction of the Rainy River project on schedule, the Company could choose to repay this indebtedness from internally generated cash, depending on management’s views on the attractiveness of other uses of such cash. The Company will decide whether to repay or refinance some or all of such note indebtedness before the respective stated maturities.

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors, including the Canadian/U.S. dollar exchange rate. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar as of the date of this MD&A, management believes that New Gold has sufficient liquidity and capital resources to complete the construction of the Rainy River project based on the current construction cost estimate. In addition, as discussed under the heading “Balance Sheet Review”, the Company has amended certain financial ratios in its Credit Facility to provide additional flexibility in the event of a decline in metal prices or appreciation of the Canadian dollar relative to the U.S. dollar.

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Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. In addition, the Company regularly evaluates the magnitude and timing of its capital commitments at the Rainy River project in relation to the Company’s current and projected future financial resources, while also taking into account any potential implications for the project’s development schedule. Even with the additional flexibility provided by the amendment to the financial covenants in the Credit Facility, and the gold price option contracts, a period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity. In addition, a sustained significant appreciation of the Canadian dollar relative to the U.S. dollar could impact the timing of the development work and project completion at the Rainy River project.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2016, these commitments totalled $288.0 million, $193.6 million of which are expected to fall due over the next 12 months. This compares to commitments of $262.2 million as at December 31, 2015, $184.4 million of which were expected to fall due over the upcoming year. The increase is due to the Rainy River project entering into additional capital purchase commitments. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Cerro San Pedro Mine

After public consultation, in March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The new EIS is subject to a number of ongoing conditions that will need to be fulfilled through the continued operation and eventual closure of the mine. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life or leach pad life. During 2015, New Gold experienced challenges relating to its annual operations license. While the issues relating to the 2015 annual operations license have been resolved and the 2016 annual operations license has been issued, it is possible that authorizations required in the future may also be subject to challenges or issues. This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.

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Rainy River

A contractor involved in the construction of the Rainy River project has asserted various claims and potential claims against New Gold. The Company disputes the validity of the claims and potential claims asserted and/or the amount asserted.  The Company intends to vigorously defend itself against the claims that have no merit, and has accrued a loss with respect to those asserted claims where the Company has determined that a loss is probable and the amount can be easily estimated.

Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

					As at March 31	As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2016 Total	2015 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	-	300.0	500.0	800.0	800.0
Interest payable on long-term debt	52.3	104.5	94.0	62.5	313.3	313.3
Operating lease commitments	3.1	0.3	-	-	3.4	6.5
Capital expenditure commitments	193.6	94.4	-	-	288.0	262.2
Reclamation and closure cost obligations	1.4	2.4	2.4	86.4	92.6	90.9
Gold stream obligation	-	23.5	38.7	173.5	235.7	235.7
Total contractual obligations	250.4	225.1	435.1	822.4	1,733.0	1,708.6
1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the three months ended March 31, 2016.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at April 27, 2016, there were 510,217,750 common shares of the Company outstanding. The Company had 16,574,170 stock options outstanding under its share option plan, exercisable for up to 16,574,170 common shares. In addition, there are warrants outstanding exercisable for up to 28,112,490 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in June 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

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All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Total cash costs AND AISC reconciliation
Operating expenses	81.9	99.6
Treatment and refining charges on concentrate sales	8.6	7.4
Adjustments(1)	(0.8)	0.7
Total cash costs before by-product revenue	89.7	107.7
By-product copper and silver sales	(59.4)	(62.8)
Total cash costs net of by-product revenue	30.3	44.9
Gold ounces sold	86,031	92,398
Total cash costs per gold ounce sold ($/ounce)	354	486
Total cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	641	729
Total cash costs net of by-product revenue	30.3	44.9
Sustaining capital expenditures(3)	22.4	39.2
Sustaining exploration - expensed	2.2	0.6
Corporate G&A including share-based compensation(4)	8.7	8.0
Reclamation expenses	1.3	1.0
Total all-in sustaining costs	64.9	93.7
All-in sustaining costs per gold ounce sold ($/ounce)	758	1,014
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	898	1,069
1.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs included in operating expenses.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
NEW AFTON cash costs and AISC reconciliation
Operating expenses	24.4	24.7
Treatment and refining charges on concentrate sales	7.4	6.3
New Afton cash costs before by-product revenue	31.8	31.0
By-product copper and silver sales	(47.9)	(50.0)
New Afton cash costs net of by-product revenue	(16.1)	(19.1)
Gold ounces sold	25,131	22,880
New Afton cash costs per gold ounce sold ($/ounce)	(641)	(834)
New Afton cash costs per gold ounce sold on a co-product basis(1) ($/ounce)	487	494
New Afton cash costs net of by-product revenue	(16.1)	(19.1)
Sustaining capital expenditures(2)	8.9	10.6
Sustaining exploration - expensed	0.2	-
Reclamation expenses	0.3	0.3
New Afton all-in sustaining costs	(6.7)	(8.2)
All-in sustaining costs per gold ounce sold ($/ounce)	(268)	(359)
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	631	667
1.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
2.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to capital expenditures per the segmented information note.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Mesquite cash costs and AISC reconciliation
Operating expenses	15.3	24.4
Adjustments(1)	0.2	0.3
Mesquite cash costs	15.5	24.7
Gold ounces sold	24,929	27,834
Mesquite cash costs per gold ounce sold ($/ounce)	626	889
Mesquite cash costs	15.5	24.7
Sustaining capital expenditures	11.5	22.5
Sustaining exploration - expensed	-	-
Reclamation expenses	0.4	0.3
Mesquite all-in sustaining costs	27.4	47.5
All-in sustaining costs per gold ounce sold ($/ounce)	1,101	1,708
1.	Adjustments includes amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Peak Mines cash costs and AISC reconciliation
Operating expenses	20.2	24.5
Treatment and refining charges on concentrate sales	1.2	1.2
Adjustments(1)	(0.5)	(0.5)
Peak Mines cash costs before by-product revenue	20.9	25.2
By-product copper and silver sales	(7.5)	(8.5)
Peak Mines cash costs net of by-product revenue	13.4	16.7
Gold ounces sold	17,149	19,729
Peak Mines cash costs per gold ounce sold ($/ounce)	780	846
Peak Mines cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	887	928
Peak Mines cash costs net of by-product revenue	13.4	16.7
Sustaining capital expenditures	1.7	5.8
Sustaining exploration - expensed	2.1	0.6
Reclamation expenses	0.4	0.3
Peak Mines all-in sustaining costs	17.6	23.4
All-in sustaining costs per gold ounce sold ($/ounce)	1,024	1,189
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	1,068	1,181
1.	Adjustments include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Cerro San Pedro cash costs and AISC reconciliation
Operating expenses	22.0	26.0
Adjustments(1)	(0.5)	0.9
Cerro San Pedro cash costs before by-product revenue	21.5	26.9
By-product silver sales	(3.9)	(4.3)
Cerro San Pedro cash costs net of by-product revenue	17.6	22.6
Gold ounces sold	18,822	21,956
Cerro San Pedro cash costs per gold ounce sold ($/ounce)	934	1,027
Cerro San Pedro cash costs per gold ounce sold on a co-product basis(2) ($/ounce)	972	1,053
Cerro San Pedro cash costs net of by-product revenue	17.6	22.6
Sustaining capital expenditures	0.2	0.3
Reclamation expenses	0.2	0.1
Cerro San Pedro all-in sustaining costs	18.0	23.0
All-in sustaining costs per gold ounce sold ($/ounce)	952	1,041
All-in sustaining costs per gold ounce sold on a co-product basis(2) ($/ounce)	987	1,066
1.	Adjustments in the current period related to social closure costs included in operating expenses. Adjustments in the prior-year period include non-cash items related to inventory write-downs.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Sustaining Capital Expenditure Reconciliation Tables

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Total sustaining capital expenditure
Mining interests per statement of cash flows	107.4	69.2
New Afton growth capital expenditure(1)	(1.0)	(9.0)
Rainy River growth capital expenditure	(82.2)	(19.0)
Blackwater growth capital expenditure	(1.8)	(2.0)
Total sustaining capital expenditures	22.4	39.2
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
New Afton sustaining capital expenditure
Capital expenditure per segmented information	9.9	19.6
New Afton growth capital expenditure(1)	(1.0)	(9.0)
New Afton sustaining capital expenditures	8.9	10.6
1.	Growth capital expenditures at New Afton in the current year relate to exploration for the C-zone. Growth capital expenditures at New Afton in the prior-year period relate to the mill expansion and scoping study/preliminary economic assessment and exploration for the C-zone.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 3 of the Company’s unaudited condensed consolidated financial statements; and
•	Certain non-recurring items.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write downs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net loss.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

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The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
adjusted net earnings reconciliation
Net earnings (loss) before taxes	21.1	(37.0)
Other (gains) losses (1)	(21.6)	31.4
Inventory write-down	0.7	-
Adjusted net earnings (loss) before taxes	0.2	(5.6)
Income tax recovery (expense)	5.7	(6.8)
Income tax adjustments	(6.2)	7.5
Adjusted income tax (expense) recovery	(0.5)	0.7
Adjusted net earnings (loss)	(0.3)	(4.9)
Adjusted earnings (loss) per share (basic and diluted)	$nil	(0.01)
Adjusted effective tax rate	250%	13%
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
cash reconciliation
Cash generated from operations	61.5	69.8
Add back (deduct): Change in non-cash operating working capital	0.6	(2.4)
Cash generated from operations before changes in non-cash operating working capital	62.1	67.4

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as Revenue less operating expenses and therefore does not include depreciation and depletion.

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Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
TOTAL OPERATING MARGIN
Revenue	154.5	168.9
Less: Operating expenses	(81.9)	(99.6)
Total operating margin	72.6	69.3

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
New Afton OPERATING MARGIN
Revenue	70.6	72.6
Less: Operating expenses	(24.4)	(24.7)
New Afton operating margin	46.2	47.9

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
Mesquite OPERATING MARGIN
Revenue	30.0	33.8
Less: Operating expenses	(15.3)	(24.4)
Mesquite operating margin	14.7	9.4

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
Peak Mines OPERATING MARGIN
Revenue	27.7	31.5
Less: Operating expenses	(20.2)	(24.5)
Peak Mines operating margin	7.5	7.0

	Three months ended March 31
(in millions of U.S. dollars)	2016	2015
CERRO San Pedro OPERATING MARGIN
Revenue	26.2	31.0
Less: Operating expenses	(22.0)	(26.0)
Cerro San Pedro operating margin	4.2	5.0

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Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales.

Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Average Realized Price Reconciliation Tables

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Total AVERAGE REALIZED PRICE
Revenue from gold sales	100.3	110.3
Treatment and refining charges on gold concentrate sales	3.5	3.1
Gross revenue from gold sales	103.8	113.4
Gold ounces sold	86,031	92,398
Total average realized price per gold ounce sold ($/ounce)	1,206	1,229

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	27.2	26.5
Treatment and refining charges on gold concentrate sales	2.8	2.2
Gross revenue from gold sales	30.0	28.7
Gold ounces sold	25,131	22,880
New Afton average realized price per gold ounce sold ($/ounce)	1,196	1,257

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	30.0	33.8
Gold ounces sold	24,929	27,834
Mesquite average realized price per gold ounce sold ($/ounce)	1,202	1,216

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	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Peak Mines AVERAGE REALIZED PRICE
Revenue from gold sales	20.8	23.3
Treatment and refining charges on gold concentrate sales	0.7	0.8
Gross revenue from gold sales	21.5	24.1
Gold ounces sold	17,149	19,728
Peak Mines average realized price per gold ounce sold ($/ounce)	1,250	1,225

	Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016	2015
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	22.3	26.7
Gold ounces sold	18,822	21,956
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,185	1,219

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three months ended March 31, 2016, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver.

For the three months ended March 31, 2016, the Company’s Revenue and cash flows were impacted by gold prices in the range of $1,077 to $1,278 per ounce, and by copper prices in the range of $1.95 to $2.31 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at March 31, 2016, working capital includes unpriced gold and copper concentrate receivables totalling 5,553 ounces of gold and 2.2 million pounds of copper relating to the Peak Mines and New Afton not offset by copper swap contracts.

The Company’s exposure to changes in gold prices has been significantly reduced during the three months ended March 31, 2016 as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices.

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The details of the contracts are as follows as at March 31, 2016:

	Quantity outstanding	Remaining term	Exercise price ($)	Fair value - asset (liability) (1)
Gold option contracts outstanding
Gold call contracts - sold	270,000 oz	April – December 2016	1,400	(3.1)
Gold put contracts - purchased	270,000 oz	April – December 2016	1,200	8.5
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The contracts cover 30,000 oz of gold per month.

A $100 change in the gold price per ounce would have an impact of $0.6 million on the Company’s working capital position. A $0.10 change in the copper price per pound would have an impact of $0.2 million on the Company’s working capital position.

An increase in gold, copper and silver prices would increase the Company’s net. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Three months ended March 31		Three months ended March 31
(in millions of U.S. dollars, except where noted)	2016 Net Earnings	2016 Other Comprehensive Income	2015 Net Earnings	2015 Other Comprehensive Income
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	10.4	-	11.4	-
Copper price	5.4	-	5.7	-
Silver price	0.4	-	0.4	-

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014.

accounting policies

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2015. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2015 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at December 31, 2015.

The Company’s internal controls over financial reporting as at December 31, 2015 have been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2015. In their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2015, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2016” and include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of the Rainy River project and New Afton C-zone; planned activities for 2016 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; plans to advance the New Afton C-zone project, including permitting activities, exploration and stabilization of the estimated area of subsidence; expected permitting and development activities for the Blackwater project; targeting timing for development, first production and other activities related to Rainy River; and statements with respect to the payment of the remaining $75 million from Royal Gold.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River project, the New Afton C-zone and the Blackwater project being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2016 guidance; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, New Afton C-zone and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark A. Petersen, Vice President, Exploration, New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a “Qualified Person” under NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties.

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